[Letterhead of Wachtell, Lipton, Rosen & Katz]

October 27, 2014

VIA EDGAR AND FEDERAL EXPRESS

Ms. Kathryn McHale

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.W.

Washington, DC 20549

Re:	Triumph Bancorp, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 17, 2014

File No. 333-198838

Dear Ms. McHale:

On behalf of Triumph Bancorp, Inc., a Texas corporation (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 24, 2014 (the “Comment Letter”) relating to the above-referenced Amendment No. 1 Registration Statement (the “Registration Statement”). The Company is concurrently filing an amendment to the Registration Statement on Form S-1 (“Amendment No. 2”) via EDGAR, and five courtesy copies of Amendment No. 2 marked to show changes to the Registration Statement are being sent to the Staff under separate cover.

For the convenience of the Staff, each of the Staff’s comments is reproduced below in bold and is followed by the corresponding response of the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2. All page references in the responses set forth below refer to pages of Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1

General

1.	We note your response to comment one in our letter dated October 2, 2014 and reissue in part. Please revise your filing to include all information that may not properly be excluded pursuant to Rule 430A under the Securities Act of 1933.

Response: In response to the Staff’s comment, Amendment No. 2 has been revised to include all information left blank that is not permitted to be excluded pursuant to Rule 430A.

Ms. Kathryn McHale

October 27, 2014

Security Ownership of Beneficial Owners and Management, page 133

2.	We note your response to comment two in our letter dated October 2, 2014 that certain executive officers and directors share voting and investment power over securities held by TCC. However, these shares do not seem to be included in the beneficial ownership calculation for each of these directors. Please revise the beneficial ownership amounts or disclose and tell us why this is not appropriate.

Response: In response to the Staff’s comment, pages 134-136 of Amendment No. 2 have been revised.

Exhibit Index

3.	We note your response to comment three in our letter dated October 2, 2014. Please file all outstanding exhibits to allow adequate time for staff review. Additionally, please also file your articles of incorporation and bylaws “as currently in effect” or tell us when these governing documents will be in effect. Refer to Item 601(b)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has filed certain additional exhibits with Amendment No. 2 and intends to file the remaining exhibit as soon as practicable, allowing adequate time for the Staff to review. The Company’s articles of incorporation and bylaws will be effective as of immediately prior to the closing of the initial public offering.

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If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1396 or Marshall P. Shaffer of Wachtell, Lipton, Rosen & Katz at (212) 403-1368.

Very truly yours,

/s/ Mark F. Veblen

Mark F. Veblen

Enclosure

cc:	Aaron P. Graft (Triumph Bancorp, Inc.)

Adam D. Nelson (Triumph Bancorp, Inc.)

Michael G. Keeley (Hunton & Williams LLP)